June 17, 2010

David R. Humphrey
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C., 20549

Re:	Excel Maritime Carriers Ltd
Form 20-F for the Year Ended December 31, 2009
Filed March 10, 2010
File No. 001-10137

Dear Mr. Humphrey:

Excel Maritime Carriers Ltd (the "Company") filed its annual report for the period ended December 31, 2009 (the "2009 Annual Report") with the U.S. Securities and Exchange Commission (the "Commission") on March 10, 2010.  On June 4, 2010, the Staff of the Commission (the "Staff") provided comments relating to the Company's 2009 Annual Report. On behalf of the Company, we are hereby providing the Company's response to the Staff's comments, which are, together with the Company's responses to them, set forth below.

Form 20-F (Fiscal Year Ended December 31, 2009)
General

1.
We note the prospectus supplement pursuant to Rule 424(b)(1) dated August 7, 2009.  We are unable to locate an Exhibit 5 legality opinion for the specific securities sold in this particular offering, which refer to the shelf registration statement filed on Form F-3 filed July 27, 2007.  Please file the opinions by post-effective amendment or incorporate from Form 6-K as appropriate, or advise.

Response:  We respectfully advise the Staff that our legality opinion filed on July 27, 2007 as Exhibit 5.1 to the Company's registration statement on Form F-3 (No. 333-144909) was not qualified.  However, the Company will file within a week of this response the legality opinion requested by the Staff on Form 6-K that will be incorporated by reference.

D.  Risk Factors, page 8

2.	In future filings, please delete the second and third sentences of the introductory paragraphs. Only material risks should be referenced in this section.

Response: The Company will amend its disclosure in future filings to comply with the above comment.

3.
In future filings, please revise your risk factor section to limit repetition.  We note for example that the risks relating to your indebtedness and loan covenants discussed on page 18 appear to be repeated on page 29.

Response: The Company will amend its disclosure in future filings to comply with the above comment.

Our Fleet, page 33

4.	Please revise in future filings to indicate which ships operate under long-term charters, the estimated expiration date of the charter, and the gross daily charter rate.

Response: The Company believes that its current disclosure in its 2009 Annual Report on Form 20-F is responsive to the applicable requirements of Form 20-F and provides a description of the material information concerning the Company. In addition, the Company notes that the information requested by the Staff changes with the passage of time and therefore will be superseded by more current information, which the Company makes available from time to time in its  registration statements for the Company's securities and on submissions on Form 6-K.  However, the Company notes the Staff's comment and will include this information in future filings.

Financial Statements

Note 2.  Significant Accounting Policies, page F-12

5.
Reference is made to Item 2(o) "Impairment of Long-Lived Assets" on page F-15.  We note that your "Industry Specific Risk Factors" discussion describes the impact of market fluctuations on the trend of drybulk charter rates.  In addition to the resulting decline in earnings and cash flows, we note several references to the impact of recent market conditions upon the values of your drybulk vessels.  We also note that your long-term loan agreements have been amended as a result of your inability to comply with the financial covenants relating to minimum vessel market value requirements.  In view of these events and circumstances, please tell us more about the significant estimates and assumptions you have utilized in your evaluation of long-term assets for impairment.  For example, we note that you recorded an impairment loss of $2.2 million in fiscal 2008.  Please describe the extent to which actual conditions in fiscal 2009 were consistent with the assumptions you utilized in that analysis.  In addition, please explain whether and how the assumptions you employed in your fiscal 2009 analysis differ from those utilized in the prior year.  We may have further comments upon review of your response.

Response:The Company respectfully advises the Staff that in accordance with its accounting policy referred to under Item 2(o) "Impairment of Long-Lived Assets" on page F-15 of the 2009 Annual Report, it evaluates the carrying amounts and useful lives of its long-lived assets and certain identifiable intangibles held and used or disposed of for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, is less than its carrying amount, the Company evaluates the asset for an impairment loss.

Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. In evaluating carrying amounts and useful lives of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The Company's first risk factor under "Industry Specific Risk Factors" on page 8 of the 2009 Annual Report, describes the significant fluctuations in the dry bulk market, including the sharp decline in the Baltic Drybulk Index, or BDI, from a high of 11,793 in May 2008 to a low of 663 in December 2008, representing a decline of 94%.  Between January and December 2009, the BDI reached a high of 4,661 while in March 2010 it stood at 3,242 representing a decline of 60% and 72%, respectively from the historic heights reached in May 2008 and an increase of 603% and 389%, respectively, from the historic low of 663 reached in December 2008.

The significant decline and the sustained fluctuations in the dry bulk carrier charter rates as well as the resulting decline in the dry bulk vessel values, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, are considered by the Company indicators of impairment.

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' capital expenditures, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average and utilizing available market data for time charter and spot market rates and forward freight agreements) over the remaining estimated life of the vessels, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 3.5% and fleet utilization of 95% to 97%.

The Company's analysis for the year ended December 31, 2008 indicated that the projected undiscounted cash flows for all but one vessel in the fleet were higher than the vessels' carrying values and, accordingly, the Company concluded that the second step of the impairment analysis was not required for those vessels.  At the date of the issuance of the financial statements, the Company determined that, although there was no formal plan of sale at December 31, 2008, it was more likely than not that the vessel Swift, would be sold. Accordingly in assessing the vessel Swift's recoverable amount, probability-weighted projected cash flows, until its possible sale, were applied with reference also to the sale price for which it was marketed. This exercise resulted in an impairment loss of $2.2 million related to this vessel.

In 2009, the Company, in light of the sustained fluctuations in charter rates, updated its 2008 vessel impairment analysis utilizing the same framework for estimating projected undiscounted cash flows. In 2009, the improved market conditions compared to those of December 2008, resulted in higher net operating cash flows per vessel than those the Company assumed in its 2008 impairment analysis. The significant assumptions for charter rates, fleet utilization, operating expenses and planned drydocking and special survey expenditures used in the 2008 impairment analysis, as compared to the actual conditions that prevailed in 2009 are summarized below:

Charter rates and Fleet utilization

	Assumed	Actual 2009
Type of vessel	Average Daily Rates	Average daily rates
	(Amounts in U.S Dollars, except for fleet utilization)
Capesize	37,175	40,373
Kamsarmax	20,696	20,598
Panamax (post-95)	22,819	22,752
Panamax (pre-95)	20,034	19,717
Supramax	11,854	13,653
Handymax (post-95)	14,764	15,338
Handymax (pre-95)	9,349	10,669

Fleet utilization	95%-97%	98%

Operating expenses

	Assumed	Actual 2009
Type of vessel	Average Daily Opex	Average daily Opex
	(Amounts in U.S Dollars)
Capesize	5,810	5,280
Kamsarmax	4,910	4,182
Panamax (post-95)	5,483	4,946
Panamax (pre-95)	6,071	5,443
Supramax	5,317	4,553
Handymax (post-95)	5,665	4,910
Handymax (pre-95)	5,870	5,321

Assumed drydocking and special survey expenditures amounted to an average of $1.0 million per vessel depending on the vessel type and age as compared to an average actual cost of $0.8 million incurred in 2009. In addition, there were no changes in the residual values of the vessels and their estimated useful lives, which are assumed by Management to be $200 per light weight ton (LWT) and 28 years from the delivery of the vessel from the shipyard.

As a result, the Company's 2009 impairment test analysis did not result in any impairment loss for any of the vessels in the fleet classified as held and used.

Note 5.  Transactions With Related Parties, page F-25

6.
Refer to your discussion of the "Equity Infusion" on page F-27.  We note that entities affiliated with the family of the Chairman of the BOD injected $45 million into the company in fiscal 2009.  Based on the pricing information reported on page 65, it appears that the fair value of the shares and warrants received in exchange exceeded the $45 million received.  If our assumption is correct, please expand your disclosures to clearly state the aggregate fair value of the securities received.  Alternatively, please explain in detail how our assumption is not correct.

Response: In accordance with Accounting Standards Codification 820 "Fair Value Measurements and Disclosures" ("ASC 820"), a fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date.

The Company believes that the fair value of the shares and warrants received in connection with the $45 million equity infusion complied with the guidance provided in the release dated September 30, 2008 issued jointly by the Staff and the Financial Accounting Standards Board that clarifies fair value accounting and specifically the issue of when a distressed (disorderly) sale is indicative of fair value.  Applying the guidance outlined in ASC 820-10-35-51E, the Company believes that the sale of the Company's shares and warrants in connection with the equity infusion was a "disorderly" transaction and therefore concludes that, for this transaction, the price at which the Company's stock traded in the liquid public markets was not representative of the fair value of the Company's shares and warrants issued in connection with the equity infusion.

Disorderly sale

At the time of the contemplated equity injection, the Company was in breach of covenants in its credit facilities with Nordea and Credit Suisse, which in the aggregate were $1.3 billion in principal amount. As a result of negotiations with the lending banks and as a condition precedent imposed by the lenders to favorably amend the aforementioned credit facilities in order for the Company to be in compliance with its financial covenants and repayment schedule under the credit facilities, by March 31, 2009, entities affiliated with the family of the Company's Chairman of the Board of Directors should inject $45.0 million into the Company, which amount was then applied against the future balloon payment under the Nordea credit facility.

Prior to entering into the amendments, the Company had evaluated the possibility of a potential public equity offering but this alternative was abandoned due to the distressed market conditions at the time and because the Company, after consulting with its financial advisors, concluded that such a transaction would likely be unsuccessful given that the Company was already in breach of its loan covenants.

The Company's Board of Directors established a special committee of independent directors of the Board of Directors to determine the fair value of the shares, address issues in connection with the mandated equity infusion and to negotiate with the Company's Chairman and entities affiliated with him through which the equity infusion would ultimately be made.

Determination of the shares' value

In accordance with the accounting guidance discussed above, the special committee determined the fair value of the securities to be issued in connection with the equity infusion by using multiple inputs from different sources including: (a) analyst target prices, (b) multiples-based valuation, (c) option value approach, and (d) net assets value method. In addition, the special committee considered the results of such analyses alongside with the following factors in developing a reasonable estimate of the fair value of the securities: (a) the 12-month lock-up period imposed on the shares to be issued, which resulted in the shares being issued to be illiquid for a period of one year,

(b) the importance of the equity infusion, which was a mandatory requirement for lenders to amend the Company's credit facilities in order to avoid the consequences of a continued breach of the Company's credit facilities, (c) the relationship between the market value of the Company's assets and the level of its indebtedness, (d) the size of the equity infusion vs. the limited market liquidity, and (e) the opportunity cost of the capital contribution for other similar investment opportunities.

In order to assist the special committee with its fair value assessment, the special committee also retained an independent consulting firm to provide an independent opinion in connection with the fair value determination of the securities to be issued in connection with the equity infusion, solely for the Company's benefit. In an opinion issued solely for the independent committee's benefit, the independent consulting firm provided a range of fair value and concluded that a price between $1.00-2.00 per share would be justified from financial perspective given the specific circumstances of the equity infusion and given the factors described above. In addition, the independent consulting firm report included examples of equity placements where compliance with bank covenants, liquidity squeeze or similar made equity infusions necessary in order to "rescue" a company, completed with a significant issue discount. The conclusion reached by the independent consulting firm was in line with the special committee's conclusion that a fair value of the shares to be granted in that specific transaction should not be predominately based on the Company's quoted market price, as this was deemed to be not a representative measure of fair value based on the specific facts and circumstances of the transaction.

Proposed disclosure in future filings

The Company respectfully proposes to expand its disclosures in future filings to clearly state the quoted market price of its Class A common stock on the date of the equity infusion.

7.
Refer to your discussion of the "Joint venture ownership transfer agreements" on page 27.  You state that the transfer agreements were conditional to satisfaction of customary conditions precedent as well as to the execution of another agreement between companies affiliated with members of the BOD.  Please indicate the nature of that agreement, describe how it is economically unrelated to the transaction and explain why it was presented as a condition to execution of the transfer agreements.

Response: The agreement that was economically unrelated (the "Unrelated Agreement") to the Excel joint ventures restructuring provided for the restructuring of a joint venture participation (the "Unrelated Joint Venture") between a company affiliated with the family of the Chairman (the "COB Entity") and a company affiliated with AMCIC, which is a company affiliated with Hans J. Mende, a member of the Board of the Company (the "Mende Entity"). The Unrelated Joint Venture was created to own and manage tanker vessels.

In autumn 2009, the COB Entity and the Mende Entity agreed to separate their businesses. At the same time, the Company was restructuring joint ventures between it and certain other companies affiliated with members of the Company's Board (the "Excel Joint Ventures").  In this context, both the restructuring of the Excel Joint Ventures and the restructuring of the Unrelated Joint Venture (and the execution of the Unrelated Agreement) took place. All the agreements in connection with this separation of businesses provided that the completion of the restructurings would take place simultaneously, in order to ensure that the various interests could logistically be transferred simultaneously.  Below is a description of the restructuring of the Unrelated Joint Venture and the Excel Joint Ventures, which shows that there was no economic link between the two restructurings.

(i)	Restructuring of the Unrelated Joint Venture

The Unrelated Joint Venture in which the COB Entity and the Mende Entity participated consisted of a holding company that would own new-building tanker vessels, which vessels would be managed by a management company that was also part of the Unrelated Joint Venture. Simultaneously with the restructuring of the Excel Joint Ventures described below, the COB Entity and the Mende Entity entered into the Unrelated Agreement, whereby the COB Entity agreed to transfer its entire ownership interest in the holding company and the management company to the Mende Entity in exchange for a complete release of the COB Entity's obligations under the shipbuilding contracts of the Unrelated Joint Venture.

(ii)	Restructuring of the Excel Joint Ventures

The Excel Joint Ventures, which were formed to be the owners of Capesize vessels under specific construction contracts, were reported in the Company's annual report on Form 20-F for the year ended December 31, 2008, filed on May 1, 2009 (the "2008 Annual Report") (please refer to pages 19, F-13 and 65 of the 2008 Annual Report). The Excel Joint Ventures were restructured as follows:

Lillie ShipCo LLC & Hope ShipCo LLC

These two joint ventures were owned 50% by the Company and 50% by AMCIC.  The Company agreed to sell its 50% membership interest in Lillie ShipCo LLC to AMCIC for a consideration of $1.2 million and the transfer by AMCIC to the Company of its 50% membership interest in Hope ShipCo LLC. Following the completion of the transaction, the Company became 100% owner of Hope ShipCo LLC and AMCIC became 100% owner of Lillie ShipCo LLC.

Each of Lillie ShipCo LLC and Hope Shipco LLC owned construction contracts for a Capesize drybulk vessel.  The vessels to be constructed were sister vessels, having the same fair value.  The partners to the joint ventures in essence exchanged their membership interests with the cash consideration received by the Company from AMCIC representing the differential of the equity already contributed by each partner for the two vessels.

Christine ShipCo LLC

Christine Shipco LLC was owned 42.8% by the Company and 28.6% by each of AMCIC and Robertson Maritime Investors LLC, which is an affiliate of Mr. Robertson, a former member of the Company's Board of Directors. Based on the agreement concluded, AMCIC agreed to sell its 28.6% membership interest in Christine ShipCo LLC to the Company for a consideration of $2.8 million. Following the completion of the transaction, the Company's interest in Christine increased to 71.4%.

The consideration paid by the Company to AMCIC to acquire its 28.6% share in Christine Shipco LLC represented the sum of the differential of the equity contributed by AMCIC to finance the advances already paid to the shipyard and the percentage (28.6%) of the loss assumed on the shipbuilding contract by AMCIC at the time of the transaction. The loss was determined as the difference of the vessel's contract price and her fair value at the time of the transaction.

Note 16.  Commitments and Contingencies, page F-39

8.
We note your disclosure regarding your protection and indemnity insurance coverage in Item (a) of the Note.  Please expand your narrative discussion to also describe the nature of the related pooling agreement you have entered into and to disclose and quantify the associated capping arrangement.  Reference is made to the second paragraph of your discussion of "Protection and Indemnity Insurance" on page 43.

Response:  The Company respectfully advises the Staff that the pooling arrangement referred to in the Staff's comment is entered into among the 13 P&I clubs that compose the International Group of P&I clubs as described on page 43 of the 2009 Annual Report; the Company is not party to that arrangement.  The Company's P&I insurance coverage by its P&I club is not subject to the $4.25 billion exposure cap agreed to among the 13 P&I clubs, as that cap is a cap on the liability of the P&I clubs that are party to the pooling arrangement vis-à-vis each other.  Therefore, the Company believes that Item (a) of Note 16 does not need to be expanded to describe this arrangement as it does not affect the Company's commitments and contingencies.

* * * * *

The Company acknowledges that: (i) it is responsible for the adequacy and the accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter addresses the Staff's comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Anthony Tu-Sekine at (202) 661-7150.

Very truly yours,

SEWARD & KISSEL LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Beverly A. Singleton, Staff Accountant
Margery Reich, Senior Staff Accountant
J. Nolan McWilliams, Attorney-Advisor

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